Exhibit 7






NEWS RELEASE                                                [CORDIS LETTERHEAD]




For Immediate Release: November 1, 1995
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                    Cordis Board Rejects J&J Cash Offer and
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                       Stock Proposal; Directs Management
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                             to Explore Alternatives
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     Miami (Nov. 1)--The board of directors of Cordis Corporation (Nasdaq:CORD)
has unanimously voted to reject the previously announced unsolicited offer by Johnson & Johnson (NYSE:JNJ) to acquire all the outstanding shares of common stock of the company at a price of $100 per share in cash and its alternative proposal to acquire the company through a stock-for-stock merger at $105 per share.

     In a meeting held yesterday the board determined that both the unsolicited $100 cash offer and the $105 stock proposal by J&J are inadequate, and the board recommends that Cordis stockholders reject the pending offer. The board believes that significant value will be created for stockholders through the pursuit of the current strategic plan by an independent Cordis. The board also continues to be committed to the maximization of stockholder value. In this regard, the board has authorized management and the company's advisors to explore all strategic alternatives and to report back to the board at an early date.

     The board has also deferred the distribution date of the company's rights until such later date as may be determined by the board. Accordingly, the rights will continue to trade with the company's common stock.

     Miami-based Cordis Corporation and its subsidiaries manufacture and market a variety of medical devices and systems for the cardiology, electrophysiology, radiology, interventional neuroradiology and neuroscience markets.


                                      -30-




Florida and Trade Press                           Financial Media
-----------------------                           ---------------
Chick McDowell                                    Fred Garcia
Cordis Corporation                                Gene Donati
(305) 824-2821                                    Clark & Weinstock
                                                  (212) 953-2550